Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
     Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.
     The ratio of earnings to fixed charges in computed by dividing earnings before fixed charges by fixed charges. Earnings before fixed charges consist of earnings (loss) before income tax, minority interest and equity in unconsolidated subsidiaries, plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and the portion of rental expense that we believe is representative of the interest component of lease expense. For the year ended August 31, 2002, there was a deficiency of earnings to fixed charges of $47.2 million.

	Years Ended August 31,					Three months ended November 30
	2001	2002	2003	2004	2005	2004	2005
	(in thousands, except for ratios)
Earnings (loss) before income tax, minority interest and equity in unconsolidated subsidiaries	$8,523	$(47,230)	$10,758	$31,194	$50,000	$9,675	$12,779
Interest expense	22,264	19,055	14,489	11,553	14,000	2,734	4,843
Estimated interest portion of net rent expense	7,181	6,287	6,136	5,388	5,591	1,326	1,956

	$37,968	$(21,888)	$31,383	$48,135	$69,591	$13,735	$19,578

Fixed charges	$29,445	$25,342	$20,625	$16,941	$19,591	$4,060	$6,799
Ratio of earnings to fixed charges	1.29x	(0.86)x	1.52x	2.84x	3.55x	3.38x	2.88x